File No. 812-15915

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST
INVESCO MANAGEMENT TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO BOND FUND
INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
INVESCO HIGH INCOME TRUST II
INVESCO MUNICIPAL OPPORTUNITY TRUST
INVESCO MUNICIPAL TRUST
INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO SENIOR INCOME TRUST
INVESCO SENIOR LOAN FUND
INVESCO TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS
11 Greenway Plaza, Suite 1000
Houston, TX 77046

INVESCO ADVISERS, INC.
1331 Spring Street NW, Suite 2500
Atlanta, GA 30309

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:
Michael W. Mundt, Esq.
Mena Larmour, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8014, MLarmour@stradley.com

Copies to:
Melanie Ringold, Esq.
Sean Ryan, Esq.
Alissa Clare, Esq.
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
melanie.ringold@invesco.com
sean.ryan@invesco.com
alissa.clare@invesco.com

This Application (including Exhibits) consists of 30 pages.
The Exhibit Index is on page 27.

March 20, 2026

UNITED STATES OF AMERICA
BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST
INVESCO MANAGEMENT TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO BOND FUND
INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
INVESCO HIGH INCOME TRUST II
INVESCO MUNICIPAL OPPORTUNITY TRUST
INVESCO MUNICIPAL TRUST
INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO SENIOR INCOME TRUST
INVESCO SENIOR LOAN FUND
INVESCO TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS
11 Greenway Plaza, Suite 1000
Houston, TX 77046
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

INVESCO ADVISERS, INC. 1331 Spring Street NW, Suite 2500 Atlanta, GA 30309 Investment Company Act of 1940 File. No. 812-15915

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”).1

•
AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Funds (Invesco Investment Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Sector Funds (Invesco Sector Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Short-Term Investments Trust and Invesco Management Trust, each an open-end management investment company registered with the Commission under the Act (collectively, the “Open-End Trusts” and together with their series portfolios, collectively, the “Open-End Funds”);

•
Invesco Value Municipal Income Trust, Invesco Municipal Income Opportunities Trust, Invesco Quality Municipal Income Trust, Invesco Advantage Municipal Income Trust II, Invesco Bond Fund, Invesco California Value Municipal Income Trust, Invesco Dynamic Credit Opportunity Fund, Invesco High Income Trust II, Invesco Municipal Opportunity Trust, Invesco Municipal Trust, Invesco Pennsylvania Value Municipal Income Trust, Invesco Senior Income Trust, Invesco Senior Loan Fund, Invesco Trust for Investment Grade Municipals and Invesco Trust for Investment Grade New York Municipals, each a closed-end management investment company registered with the Commission under the Act (collectively, the “Closed-End Funds” and together with the Open-End Trusts, each, a “Trust” and collectively, the “Trusts”); and

•
Invesco Advisers, Inc., an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and its successors (“IAI” and together with the Trusts, the “Applicants”)[2].

The Applicants request that the relief extend to each existing or future registered management investment company or series thereof that is advised by IAI (each, a “Fund” and together, the “Funds”), along with a to-be-formed investment aggregator entity that will be organized as a Delaware limited liability company (the “SPV”) and its two wholly-owned subsidiaries: a to-be-formed investment aggregator entity that will be organized as a Delaware statutory trust (the “Whole Loan Trust”) and a to-be-formed tax blocker entity that will be organized as a Delaware limited liability company (the “Blocker,” and together

1 All entities that currently intend to rely on the Order have been named as Applicants.
2 As used in this Application, the defined term “IAI” includes any successor entity to IAI or any entity controlling, controlled by, or under common control with IAI. For purposes of this Application, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

with the Whole Loan Trust, the “Subsidiaries”).3 The Applicants further request that the relief provided extend to any future limited liability company (“Future SPV”), and managing member thereof, and subsidiary whole loan pool investment trust (“Future Whole Loan Trust”) and tax blocker entity in which such Future SPV invests, that operates in a manner that is identical to the SPV, IAI, the Whole Loan Trust and the Blocker. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.
In summary, Applicants seek relief that will permit: (i) one or more Funds to purchase, hold and redeem units of limited liability company interests of the SPV (“Units”); (ii) the SPV to sell Units to one or more Funds and redeem such Units following demand of such Funds; (iii) to the extent it could be deemed an element of a “joint transaction, ” as defined below, the SPV to purchase, hold and redeem interests in the Whole Loan Trust (and each of its series) and the Blocker; and (iv) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth herein. The Applicants acknowledge that they are not seeking, and the Commission is not granting, relief from any disclosure requirements that are applicable to the Applicants.

II. APPLICANTS

IAI, a Delaware corporation, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (“Advisers Act”). IAI is an indirect wholly-owned subsidiary of Invesco Ltd.
Each Trust is organized as a statutory trust under the laws of the State of Delaware. Each of the Open-End Trusts is registered with the Commission as an open-end management investment company under the Act and offers shares of one or more series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), and the Act. Each of the remaining Trusts is registered with the Commission as a closed-end management investment company under the Act. Pursuant to an investment management agreement, IAI is the investment adviser to each Trust.
The SPV will be organized as a limited liability company under the laws of the State of Delaware, and will invest a substantial portion of its assets in the Whole Loan Trust. The SPV will also invest a portion of its assets in liquid securities for short-term cash management purposes and/or for purposes of maintaining some liquidity. Additionally, to allow for maximum efficiency in employing the whole loan strategy, the SPV may invest in private asset-backed investments (as defined herein) as a supplemental way to gain exposure to loan pool investments.
The SPV will incur expenses relating to the management of investments held by the SPV, as well as for the general operation and administration of the entity. The SPV’s financial statements will be prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for financial reporting purposes and will consolidate the accounts of the Subsidiaries.  The SPV will be treated as a partnership for U.S. federal income tax purposes.
The SPV will rely on an exemption from the definition of investment company such as Section 3(c)(1) or Section 3(c)(7) of the Act (or any other applicable exclusion), will conduct a non-public offering

3 The Applicants expect to complete the formation of such entities and to add them as Applicants prior to the receipt of the requested relief. Certain details of these entities are described further below.

of Units exempt from registration under the 1933 Act, and will not be publicly traded. Units of the SPV are currently expected to be made available solely to the Funds and certain pension plans, insurance separate accounts, collective investment trusts, or other institutional investors (including entities that rely on Section 3(c)(1) or Section 3(c)(7) of the Act) or high-net-worth individuals for which IAI or an affiliate of IAI serves as investment adviser (“Other Accounts”).  No Fund will have a proprietary interest in any Other Account, nor will any Other Account be a proprietary account of IAI.  Making Units available to Other Accounts may be important to help the SPV reach an appropriate size to attain the level of diversification deemed appropriate by IAI. This may offer several potential benefits to the SPV and possibly the Funds, including increased liquidity, economies of scale and lower operating expenses as a percentage of net assets, and increased investment opportunities for the SPV and the Whole Loan Trust. It may also make investments in whole loan pools available to a wider group of prospective investors at a level of expense that is anticipated to be meaningfully lower than comparable investment opportunities.
The Whole Loan Trust will be a statutory trust organized in series under the laws of the State of Delaware. All shares of voting and economic interest in the Whole Loan Trust (and each of its series) will be owned by the SPV.  The Whole Loan Trust will invest in whole loan pools and may invest a portion of its assets in liquid investments to maintain some liquidity, which may be in addition to or in lieu of investment in liquid investments by the SPV.  The Whole Loan Trust expects to provide exposure to whole loans by investing in various types of whole loans, including residential mortgage loans, auto loans, auto leases, credit card receivables, unsecured consumer loans, student loans and other forms of consumer-focused credit, as well as commercial loans and leases (including with respect to equipment, containers and storage, aircraft, trade receivables and digital infrastructure), with whole loans of the same general type (e.g., residential mortgage loans or auto loans) being allocated to a separate series of the Whole Loan Trust.4  As a wholly-owned subsidiary of the SPV, the Whole Loan Trust (and each of its series) will be treated as a “disregarded entity” of the SPV for U.S. federal income tax purposes. As such, the Whole Loan Trust (and each of its series) will not incur separate, entity level tax under the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”).  It is anticipated that the Whole Loan Trust will rely on an exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Act.
The SPV will also own all voting and economic interests in the Blocker, another wholly-owned subsidiary, which will be organized as a Delaware limited liability company, that elects to be taxed as a corporation for federal income tax purposes under the Code, and will hold any real estate, personal property or other assets obtained in connection with foreclosures or repossessions of collateral (“Foreclosed Property”) following defaults of whole loans owned by the Whole Loan Trust.  The sale or other disposition of Foreclosed Property at a gain or the lease of Foreclosed Property pending such sale or disposition could give rise to non-qualifying income under Subchapter M of the Code for the Funds that are unitholders of the SPV.  To the extent that Foreclosed Property is sold or disposed of at a gain, or otherwise generates net income, the Blocker, as a corporation, will be subject to entity level tax on such gains or income, and will distribute the amount of such gains or income, net of tax, to the SPV (which will ultimately distribute such amounts to unitholders) as qualifying dividend income for purposes of Subchapter M of the Code.  To the extent that the Blocker at any time constitutes an “investment company” under Section 3(a) of the Act, it is

4 Similarly, any Future Whole Loan Trusts would expect to provide exposure to whole loans by investing in various types of whole loans.

anticipated that the Blocker will rely on an exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Act.  Neither Subsidiary will produce standalone financial statements; rather each Subsidiary will be consolidated with the SPV for financial reporting purposes.
None of the SPV, the Whole Loan Trust or the Blocker will borrow money or incur any other form of indebtedness leverage or “senior security” (as defined in Section 18(g) of the Act) to finance its investments, except that the SPV and the Whole Loan Trust may from time-to-time incur custodian advances for temporary purposes.
IAI will serve as the managing member of each of the SPV and the Blocker under the respective limited liability company agreement and as the investment adviser of the SPV, the Whole Loan Trust and the Blocker pursuant to one or more investment management agreements between or among IAI and the SPV and the Subsidiaries5.  A federally regulated national bank will serve as trustee and custodian of the Whole Loan Trust.  Additionally, the Whole Loan Trust will retain loan servicers that are not affiliated with the Applicants to provide loan servicing and administration services with respect to the whole loans owned by it.  Such services will include (as applicable to particular whole loans) collecting periodic principal and interest or lease payments from borrowers or lessees, tracking principal and interest or lease payments made and remaining outstanding balances, managing property tax and insurance escrow accounts, serving as the primary point of contact for borrowers and lessees, coordinating loan modifications and other loss mitigation activities in connection with delinquencies and initiating and overseeing foreclose or repossession proceedings following a borrower or lessee default and effectuating the sale of such foreclosed or repossessed property.  Ordinarily, a servicer will be compensated by receiving a percentage of the unpaid balance of the whole loans it services, with the servicer deducting its compensation from amounts received from borrowers or lessors before remitting such amounts periodically to the Whole Loan Trust, as the owner of the whole loan pool. The chart below displays the relationships of the parties to the proposed transactions:

5 Alternatively, with respect to the SPV and the Blocker, IAI’s rights, duties and obligations as investment adviser may be set forth in the respective limited liability company agreement.

Whole Loan Pool SPV Structure

Funds
Other Accounts
SPV
(Delaware LLC)
Investment Manager and
Managing Member
Invesco Advisers,
Inc.
100%
100%
Investment Manager
Investment Manager and
Managing Member
National Bank
Trustee and Custodian
Whole Loan Trust
(Delaware Statutory Trust)
Foreclosed and repossessed assets
Blocker
(Delaware LLC)
Loan Servicers
Residential
Mortgage
Loans
Auto Loans
Unsecured
Consumer
Loans
Partnership for tax purposes
Corporation for tax purposes
Disregarded entity for tax purposes

Applicants anticipate that the SPV will be able to efficiently deploy assets invested by the Funds and any Other Accounts in light of the ability of the SPV to invest in liquid investments in addition to interests in the Whole Loan Trust, so that any Fund assets invested in the SPV that are not currently invested in whole loan pools will be effectively deployed pending completion of the whole loan pool investments which, by their nature, tend to take time to complete and are less liquid and readily-tradable than most publicly-issued equities, fixed income securities or other more traditional investment company investments. The performance of the SPV, the costs of investing in the SPV, including the related expenses, will be considered by each Fund’s Board (as defined below) during the course of its oversight of the Fund’s investment in the SPV, including its annual determinations as required by condition 1 of this Application.
In the event that the SPV is unable to accommodate investment demand from the Funds and/or Other Accounts, opportunities for investment will be allocated in accordance with allocation policies and procedures drafted and maintained by IAI6, as the investment adviser to the SPV as described above. While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities on a pro rata basis based on orders received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with IAI’s fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time.  However, the SPV will reserve the right to give the Funds preferential access to opportunities to invest in the SPV as compared to Other Accounts (to the extent permitted under the allocation policies and procedures), and the Funds will always have opportunities to invest in the SPV that are at least as favorable as the opportunities to invest in the SPV made available to

6 Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the Act or the Advisers Act.

Other Accounts. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures, which exception will be subject to review by legal or compliance personnel. Each Fund and Other Account holding interests in the SPV will have identical rights, duties and obligations under its limited liability company agreement as each other Fund and Other Account investor.
A Fund will purchase Units of the SPV only to the extent consistent with the Fund’s investment policies, objectives, strategies and restrictions, as disclosed in the Fund’s then-currently effective registration statement (or, in the case of certain Closed-End Funds, as disclosed in its annual report to shareholders pursuant to Rule 8b-16 under the Act). Before an initial investment by a Fund in the SPV, the Board of Trustees of the relevant Fund (the “Board”), including a majority of the Trustees who are not interested persons of the relevant Fund within the meaning of Section 2(a)(19) of the Act (“Independent Trustees”), would have made the determinations required under condition 1 of this Application. The Board, including the Independent Trustees, will review these determinations on at least an annual basis.
The Funds (as well as any Other Accounts) that invest in the SPV will be able to purchase and redeem Units on a daily basis at the next determined net asset value per Unit. The Applicants anticipate that the SPV will be managed to maintain sufficient liquidity to satisfy the daily liquidity needs of its unitholders under ordinary market conditions. However, any investment in the SPV will be subject to terms permitting the SPV to cease offering new Units, or to limit or postpone redemptions of Units in the event that the SPV has insufficient liquidity to satisfy redemption requests. In particular, the SPV may limit or postpone, in whole or in part, redemptions and/or the payment of any redemption proceeds, if IAI reasonably determines that: (i) the SPV’s investments are committed in such a manner so as to not reasonably permit orderly liquidation of assets or other means of funding redemption requests; (ii) there exists a state of affairs that IAI determines constitutes circumstances under which liquidation by the SPV of part or all of its investments is not reasonable or practicable, or would be materially prejudicial to the SPV; or (iii) liquidating the SPV’s investments to fund such payment would have a material adverse effect on the continuing unitholders. In addition, under these same circumstances, the SPV may utilize a “gate” pursuant to which the amount of redemptions from the SPV by any unitholder on any business day may be limited to a percentage of the unitholder’s investment in the SPV. Any redemption request by a unitholder to redeem on any business day to which the gate applies in excess of the gate percentage will be treated as a redemption request only to the extent of the gate percentage, and the unitholder will be required to submit a new redemption request to redeem any additional Units. The SPV may waive the gate, in whole or in part, as long as all such investors in it are treated equally (which could include, without limitation, permitting complete redemption by all Fund and Other Account investors whose investment in the SPV is below a disclosed de minimis level). If the SPV limits or postpones redemptions or utilizes a gate, the Funds may encounter delays in redeeming Units and realizing redemption proceeds. Accordingly, under condition 3 of this Application, each Fund that is an Open-End Fund will treat its entire investment in the SPV and any Future SPVs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity and will otherwise be subject to the limits described in condition 3.
Each of the SPV and the Whole Loan Trust anticipates that it will fund redemption requests out of liquid investments held by the SPV and/or the Whole Loan Trust under normal market conditions. However, in the event of circumstances justifying a suspension of redemptions as discussed above, the Whole Loan

Trust may need to liquidate whole loan pool holdings, which may incur transaction costs and/or investment losses that will be indirectly borne by the Funds and Other Accounts invested in the SPV. The SPV expects that the ability to limit or postpone redemptions will help to minimize such transaction costs, investment losses and any dilutive effects on non-redeeming investors.
Redemption requests will be considered on a first in basis based upon the business day of receipt. Redemption requests of all investors will be treated equally, and the SPV will allocate redemption proceeds on a pro rata basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and the SPV’s policy regarding the allocation of redemption proceeds, and any changes to either of these, shall be disclosed to all prospective investors in the SPV. The SPV will have a written policy regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with IAI’s fiduciary obligation to treat client accounts in a manner that is fair.
Applicants believe that investments in whole loan pools through the SPV and the Subsidiaries will provide a variety of benefits, as discussed below.

III. THE PROPOSED TRANSACTIONS

IAI believes whole loan pool investments present a compelling investment opportunity for the Funds.  Whole loan pools are collections of individual loans that are grouped together by a lender/originator or financial institution for various purposes, including sale to investors or for use as collateral for indebtedness or other financial instruments.  The types of loans comprising whole loan pools may include residential mortgage loans, auto loans, auto leases, credit card receivables, unsecured consumer loans, student loans and other forms of consumer-focused credit, as well as commercial loans and leases (including with respect to equipment, containers and storage, aircraft, trade receivables and digital infrastructure).  While mortgage-backed securities, asset-backed securities and other securitization transactions provide exposure to loan pools, these securities represent fractional ownership in the relevant loan pool held by the issuer, and are typically divided into tranches having different seniority and priority to cash flows from the relevant loan pool.  Direct investments in whole loan pools, on the other hand, provide untranched exposure to the entire loan pool.  Whole loan pools may be purchased directly from credit unions, regional banks and other banking institutions and from other types of originators, or through secondary market transactions, including from broker-dealers or on marketplace lending platforms.  Investors in whole loan pools receive all of the principal and interest or lease payments borrowers or lessees make, net of servicing fees.
IAI believes that exposure to whole loan pools will enable Funds to capitalize on the attractive risk-adjusted returns of whole loan pools.  Whole loan pool investments often offer higher yields as compared to publicly offered mortgage-backed securities, asset-backed securities and other public securitization transactions.  Higher yields are attributable to the fact that a whole loan pool investor receives all interest or lease payments, net of servicing fees, received on the associated loans or leases (without any time or credit tranching of those cashflows like in a public securitization), as well as to the absence of certain transaction fees incurred in a public securitization, including underwriter/placement agent, trustee and administrator fees.  Additionally, in many instances, whole loan pools exhibit lower price volatility than  publicly-offered mortgage-backed securities and asset-backed securities and low correlation to traditional fixed income asset classes. Further, whole loans provide full ownership of each loan, giving investors greater control over servicing arrangements and risk management strategies.  Finally, mortgage-backed securities, asset backed securities and other securitizations, when publicly offered and traded, tend to have standardized terms and therefore relatively lower return than a more customized, private offering.
Applicants note that the Act does not preclude a registered management investment company from investing directly in whole loan pools, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an Open-End Fund, the fund complies with Rule 22e-4 under the Act, and the investment otherwise complies with the provisions of the Act and the Commission’s rules thereunder.  However, direct investment in whole loan pools may be impractical or impossible for a Fund, or disadvantageous as compared to investing indirectly through the SPV, for several reasons.
First, investing in whole loan pools generally requires the commitment of relatively large amounts of capital by a Fund, especially to construct a diversified portfolio of these investments.  For example, each whole loan pool acquisition transaction is expected to range between $15 million to $100 million.  Given (x) the limited amount of their net assets that Funds are expected to allocate to whole loan pools and (y) the fact that, in the case of Open-End Funds, such investments will ordinarily constitute “illiquid investments” as defined in and for purposes of Rule 22e-4 under the Act, it will generally be impractical or impossible for a Fund to on its own construct and maintain a diversified portfolio of these investments.  Through investments in Units of the SPV, the investing Funds (together with any Other Accounts that invest in Units) can aggregate their capital allocated for these investments, and the SPV, using that aggregate capital, can construct and maintain (indirectly through the Whole Loan Trust) a diversified portfolio of whole loan pools to which each unitholder obtains ratable exposure.
Second, whole loan pools cannot be fractionalized like a mortgage-backed security, asset-backed security or other public securitization transaction, bond or loan.  It is neither practically nor operationally feasible for ownership of a whole loan pool to be broken up after acquisition, with fractionalized ownership interests distributed to each Fund (or a controlled subsidiary thereof) desiring exposure to the loan pool.  Consequently, without the SPV, each whole loan pool would need to be acquired and held on a per Fund basis, which diminishes investment opportunities and diversification potential.  For example, if IAI identifies a residential mortgage loan pool that is a desirable investment for multiple Funds, IAI would be required, absent the SPV, to select a single Fund to acquire that residential mortgage loan pool.  Because the loan pool cannot be fractionalized, each of the other Funds would be forced to forego the investment opportunity.  Investment in whole loan pools through the SPV, on the other hand, will provide unitholding Funds with mutualized, ratable exposure to desirable whole loan pools selected by IAI, thereby providing equality of investment opportunity and greater diversification.
Third, the SPV also provides potential regulatory benefits. While U.S. state law varies, certain states require registration or licensing to engage, directly or indirectly, in making, engaging in the business of making or engaging in taking assignments of, certain types of consumer loans. Federally regulated national banks are generally exempt from such state law registration and licensing requirements.  The Applicants propose that the Funds invest indirectly in whole loan pools through the SPV, which in turn will invest in those whole loan pools through its wholly owned subsidiary, the Whole Loan Trust.  The trustee of the Whole Loan Trust will be a federally regulated national bank, and whole loan pools acquired by Whole Loan Trust will be titled in the name of the national bank trustee, thereby exempting such acquisitions from state registration and licensure requirements. Accordingly, this structure will allow the Whole Loan Trust (and, therefore, the SPV) to satisfy applicable state law requirements in a manner that is more efficient and cost-effective than having each Fund desiring to invest in whole loan pools individually satisfy such state by state registration and licensing requirements.
Fourth, indirectly obtaining exposure to whole loan pools through the SPV and the use of the Blocker is beneficial from a tax perspective.  The acquisition of Foreclosed Property can be problematic for tax purposes. As a regulated investment company, each Fund must derive at least 90% of its gross income from qualifying sources, which do not include real assets or tangible personal property such as, for example, real estate and automobiles.  When real assets like foreclosed or repossessed real estate or automobiles are sold from the Blocker (or leased pending such sale), the proceeds can be distributed to the Funds as qualifying dividend income7, thereby mitigating the risk that such investments will jeopardize each Fund’s status as a regulated investment company under the Code. The aggregation of real assets and tangible personal property into the consolidated Blocker will allow the Funds to achieve cost and operational efficiencies.
Finally, as compared to directly investing in whole loan pools, indirectly obtaining exposure to these investments through the SPV will allow the Funds to achieve economies of scale and other cost efficiencies.  For example, by acquiring exposure to whole loan pools through the SPV, each unitholding Fund will ratably share in the Whole Loan Trust’s costs of making such investments, including custodial, trustee, servicing and legal fees and expenses, rather than incurring the entire amount of these costs individually, as would be the case if such Funds directly invested in whole loan pools.  Additionally, by investing in whole loans indirectly through the SPV, each unitholding Fund will ratably share in the costs associated with establishing and maintaining the SPV and the Subsidiaries, rather than individually incurring costs in connection with establishing and maintaining one or more controlled subsidiaries to separately pursue whole loan investments.8
Accordingly, if the order sought hereby is granted, it is currently contemplated that the Funds will obtain exposure to whole loan pools through the SPV, which will be dedicated to investing indirectly in whole loan pools through the Whole Loan Trust, will be managed by IAI and will not be publicly traded.
For the purpose of calculating the net asset value per Unit of the SPV, a method to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820) of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), shall be employed with

7 To qualify as a “regulated investment company” under Subchapter M of the Code, among other requirements, at least 90% of a fund’s gross income must be derived from “dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities . . . or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies.” Section 851(b) of the Code.
8 For similar reasons of reduced cost and operational efficiency, the SPV may also invest to a lesser degree in private-asset backed investments as a supplemental way to gain exposure to loan pool investments.  “Private asset-backed investments” include private asset-backed securities collateralized by loan pools and loan origination warehouse financings. In a private asset-backed securities transaction, a loan originator or owner of consumer or commercial loans or leases securitizes those receivables, but with the associated asset-backed securities being issued to only one or a handful of institutional investors in a private offering conducted pursuant to Section 4(a)(2) of the 1933 Act or Regulation D thereunder.  In a loan origination warehouse financing, an investor/lender provides “warehouse” financing directly to a loan originator in a bilateral lending arrangement to facilitate the originator’s origination pipeline of new loans or leases, pending their future sale or securitization by the originator. Like investments in whole loan pools, investments in private asset-backed investments require large amounts of capital and can provide diversification benefits as they can offer exposure to types of loans that may be unavailable in public markets and/or provide an investor with customized exposure to such loans that are desired by the investor.  As such, private asset-backed investments are typically more complex than publicly-traded asset backed securities and therefore would offer higher relative returns.

respect to valuation of whole loan pools. Such fair values will be based on a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset. Valuation of the assets of the SPV and the Subsidiaries for which market quotations are not readily available will be valued at fair value as determined in good faith by IAI in accordance with Rule 2a-5 under the Act.
The Whole Loan Trust will not participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the Act, with Future Whole Loan Trusts or other IAI related accounts, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transaction.9 However, IAI and its affiliates may acquire interests in other whole loan pools. Accordingly, the Whole Loan Trust may be buying whole loan pools at the same time as IAI-affiliated investment vehicles that may have similar investment objectives to those of the Whole Loan Trust, although it is anticipated that the various accounts may focus on different types of whole loan pools and will not necessarily evaluate the same types of opportunities. There is a risk that IAI will choose a whole loan pool that provides lower returns to the SPV than a whole loan pool purchased by IAI or its affiliates for another account. In addition, the Whole Loan Trust may desire to sell a whole loan pool at the same time an IAI-affiliated investment vehicle is selling a whole loan pool in an overlapping portion of the whole loan market. IAI has adopted allocation policies and procedures applicable to such conflicts scenarios, which policies and procedures are designed to allocate opportunities consistent with IAI’s fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.
Notwithstanding the existence of allocation policies and procedures to address potential conflicts, the resolution of such conflicts may be economically disadvantageous to a participating account. As a result of IAI’s and its affiliates’ obligations to other current and potential Invesco-sponsored investment vehicles with similar objectives to those of the Whole Loan Trust, there is no assurance that the Whole Loan Trust will be able to take advantage of every attractive investment opportunity that otherwise is in accordance with the Whole Loan Trust’s investment objectives.

IV. ANALYSIS OF PROPOSED TRANSACTIONS AND APPLICABLE LAW

A.	Legal Framework

1.	Section 17(a)

Section 17(a) of the Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company.10 An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

9 To the extent an SPV or Subsidiary is sub-advised, the Whole Loan Trust will not participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the Act, with Future Whole Loan Trusts or other accounts that are managed by a sub-adviser that also manages the SPV or the Subsidiaries, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transaction.
10 The prohibition of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The sale by the SPV of its Units to a Fund or the repurchase by the SPV of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the Act, as the SPV and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the SPV may be deemed to be an affiliated person of a Fund in the event that the Fund owns 5% or more of the Units in the SPV. In addition, the SPV could be deemed to be an affiliated person of an affiliated person of a Fund, if it is deemed to be under the control of or under common control with IAI. Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”
In addition, if a Fund was deemed to be an affiliate of the SPV by virtue of its holdings or its power to exercise a controlling influence over the management or policies of the SPV, and an Other Account was also deemed to be an affiliate of the SPV for the same reason, the Fund and the Other Account could be deemed to be affiliated persons of affiliated persons of each other. The Funds and Other Accounts have portfolio holdings other than the Units and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a

Fund and an Other Account were deemed to be affiliated persons of affiliated persons of each other by virtue of their ownership or control affiliations with the SPV, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the Act, and they may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.11

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, the SPV’s purchase, holding and redemptions of interest in the Subsidiaries, and IAI’s management of the Funds, Other Accounts, the SPV, and the Subsidiaries at the same time that the Funds are investing in the SPV (directly) and the Subsidiaries (indirectly) could be deemed to constitute a joint enterprise or joint arrangement among the Funds, the Other Accounts, the SPV, the Subsidiaries and IAI because IAI, the Other Accounts, the SPV and the Subsidiaries may be presumed to be affiliated persons, or affiliated persons of affiliated persons, of the Funds. By virtue of Section 2(a)(3)(E) of the Act, IAI may be presumed to be an affiliated

11 Rule 17a-7 under the Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated person of each other, common directors, and/or common officers.

person of each Fund. The SPV may be presumed to be an affiliated person of a Fund in the event that the Fund owns 5% or more of the Units in the SPV. The Subsidiaries may be presumed to be affiliated persons of the SPV (and affiliated persons of an affiliated person of a Fund) because the SPV will own more than 5% of the interests in the Subsidiaries, and an Other Account may be presumed to be an affiliated person of IAI (and an affiliated person of an affiliated person of a Fund) because IAI may be able to control the Other Account. In addition, the SPV and the Subsidiaries may be presumed to be affiliated persons of an affiliated person of a Fund, if these entities are deemed to be under the control of or under common control with IAI.

B.	Arguments in Support of Relief

1.	Section 17(a)

Applicants believe that the proposed transactions among the Funds and the SPV satisfy the requirements for relief from Section 17(a) of the Act under both Sections 17(b) and 6(c) of the Act.
The terms of the proposed purchases and redemptions of the Units are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to whole loan pools described above based on a decision by IAI, who would have determined that whole loan pool exposure is appropriate and that the SPV can provide such whole loan pool exposure. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in the SPV would be effected in accordance with the investment policies, objective, strategies and restrictions contained in the registration statement of the Fund (or, in the case of certain Closed-End Funds, contained in its annual report to shareholders pursuant to Rule 8b-16 under the Act).
As a check on these judgments, before a Fund invests in the SPV, the Board, including a majority of the Independent Trustees, would have made the determinations required under condition 1 of this Application. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. Currently, each Fund’s Board is made up of 14 Trustees, 12 of whom are Independent Trustees. In addition, IAI’s ability to allocate a Fund’s assets to investments in the SPV would be limited to address any potential for overreaching; the allocation would be determined to be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3 of this Application.
In addition, each Fund would purchase and sell Units on the same terms as each other Fund and any Other Account. The SPV also would sell its Units to or purchase its Units from a Fund at the next calculated net asset value per Unit. This value, which would be provided to the Funds on a daily basis, would be determined based on the valuations of the assets of the SPV and the Subsidiaries, which would be determined by using valuation methodologies that are consistent with Rule 2a-5 under the Act. Applicants note that, in accordance with condition 9 of this Application, the SPV will consolidate the Subsidiaries for financial reporting purposes and the consolidated financial statements of the SPV will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds.12

12 Applicants state that the Public Company Accounting Oversight Board auditing standards applicable to the audit of the SPV would be the same standards as those applicable to a registered investment company. Further, Applicants state that the U.S. GAAP and Regulation S-X would apply to the financial statements of both the SPV and a registered investment company. Thus, Applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the financial statements of the SPV.

Finally, the proposed arrangements are consistent with the general purposes of the Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed conditions to the relief provide that a Fund’s investment in the SPV would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Fund. In this regard, the process for deriving net asset values per Unit would involve a sound process, consistent with Rule 2a-5 under the Act. Also, IAI, or any investment sub-adviser that is retained to manage the assets of the SPV or the Subsidiaries, will be subject to the registration requirements set forth in condition 6 of this Application.13
For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the SPV described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Applicants also propose that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently may rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with the SPV, Cross Transactions would be prohibited by Section 17(a) of the Act, and the Funds may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future SPVs are created, the SPV and the Future SPVs (and their respective subsidiaries) will not engage in Cross Transactions with each other.
When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g), as interpreted by the Commission staff. Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the SPV structure described above do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board. Cross Transactions do not raise the types of concerns that Section 17(a) of the Act was designed to address. All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross

13 Only IAI will serve as investment adviser to the SPV or the Subsidiaries, and any other investment adviser to the SPV or the Subsidiaries will serve only as investment sub-adviser.

Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

2.	Section 17(d) and Rule 17d-1

As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of the SPV, the Subsidiaries or an Other Account. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, and the SPV’s purchase, holding, and redemption of interests in the Subsidiaries may be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, the SPV, the Subsidiaries and IAI.
As discussed above in the context of Sections 17(b) and 6(c), Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no Fund to participate on a basis less advantageous than that of the other parties. A Fund will hold Units of the SPV only if it will at all times have identical rights, duties and obligations under the limited liability company agreement as each other Fund and Other Account. If Other Accounts are permitted to invest in the SPV, the Funds will be entitled to purchase, hold and redeem Units on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. The SPV will be the only investor in the Subsidiaries. All transactions in Units would be priced in the same manner and would be redeemable under the terms discussed herein and disclosed to investors.
In addition, any investment in the SPV by a Fund would be based on a determination by IAI that whole loan pool exposure is appropriate and desirable for the Fund and that the SPV can provide such exposure. Also, before an initial investment by a Fund in the SPV, the Board, including a majority of the Independent Trustees, would have made the determinations required under condition 1 of this Application. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. IAI’s ability to allocate a Fund’s assets to investments in the SPV would be limited to address any potential for overreaching: the allocation would be determined to be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3 of this Application.
For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the SPV described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act, and would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds or Other Accounts. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed transactions.

C.	Other Precedent

The Relief requested pursuant to this application is substantially similar to relief previously granted by the Commission. See In the Matter of Principal Funds, Inc., et al., Investment Company Act Release Nos. 33843 (April 21, 2020) (Notice) and 33886 (May 20, 2020) (Order) and In the Matter of TIAA-CREF

Funds, et al., Investment Company Act Release Nos. 31807 (Sept. 8, 2015) (Notice) and 31861(Oct. 6, 2015) (Order). In addition, the Commission has granted exemptive orders that relate to investments in similar affiliated vehicles granting relief substantially similar to the relief requested herein insofar as they relate to investments by registered investment companies in an affiliated person (or an affiliated person of an affiliated person) that is not itself a registered investment company and, thus, implicate the same provisions of the Act. See, e.g., In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 26763 (Feb. 22, 2005) (Notice) and 26789 (Mar. 23, 2005) (Order); In the Matter of Nicholas-Applegate Capital Management et al., Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (Notice) and 25906 (Jan. 21, 2003) (Order); In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 23861 (June 7, 1999) (Notice) and 23886 (June 30, 1999) (Order); and In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order).

V. CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
IAI will not implement an initial decision to invest the assets of a Fund in the SPV unless prior to the Fund’s initial investment in the SPV, the Board, including a majority of the Independent Trustees, has determined that: (i) investment in the SPV (and indirectly in the Subsidiaries) is an appropriate means to implement an investment decision made by IAI for the Fund to seek whole loan pool investment exposure; (ii) investment in the SPV (and indirectly in the Subsidiaries) is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of the SPV and the Subsidiaries; (iii) the management and administration fees to be charged by the SPV and the Subsidiaries are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (iv) the management and administration fees to be charged by the SPV and the Subsidiaries are fair and reasonable in light of the usual and customary fees charged by others for services of the same nature and quality. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. The basis for each of the Board’s determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (iii) and (iv) in a review subsequent to the initial investment, IAI will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in the SPV and an indirect investor in the Subsidiaries charged since the most recent date on which the Board did make these determinations.

2.
Prior to any initial or additional investments in Units, IAI will determine that each Fund’s investment in the SPV will be consistent with the Fund’s investment policies, objective, strategies and restrictions, and purchases of Units will be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund’s investment policies, objective, strategies and restrictions, a Fund will look through its investment in the SPV (and indirectly in the Subsidiaries) and apply its investment policies, objective, strategies and restrictions (except for any restriction relevant to the direct ownership of Foreclosed Property) in such a manner that the Fund will not do indirectly through the SPV and the Subsidiaries that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its pro rata portion of the portfolio holdings of the SPV and the Subsidiaries.

3.
Each Fund will treat its entire investment in the SPV and any Future SPVs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. In addition, each Fund that is an Open-End Fund, will, at all times, limit its holdings in the SPV (together with any Future SPVs) to no more than 15% of its net assets.

4.
At all times that any Fund or other registered investment company holds an interest in the SPV, each of the SPV and the Subsidiaries: (a) will determine its respective net asset value per Unit or membership/ownership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with Rule 2a-5 under the Act and with applicable U.S. GAAP (or successor accounting standards). For these purposes, “Business Day” means each day on which the Funds or other registered investment company determine net asset value per share, as disclosed in the Funds’ or other registered investment company’s registration statements.

5.
A Fund will hold Units of the SPV only if it will at all times have identical rights, duties and obligations under the limited liability company agreement as each other Fund and Other Account investor. If Other Accounts are permitted to invest in the SPV, the Funds will be entitled to purchase, hold and redeem Units on terms that are the same as terms on which any Other Account purchases, holds or redeems Units. The SPV will own at all times 100% of the voting and economic interests in each Subsidiary.

6.
The SPV and the Subsidiaries will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to the SPV or the Subsidiaries will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to the SPV or a Subsidiary as if it were registered as an investment adviser.

7.
The Funds’ proposed investments in the SPV, and the SPV’s investment in the Subsidiaries, will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by the SPV or either Subsidiary.

8.
IAI shall cause the SPV and the Subsidiaries to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. GAAP accounting principles, shall cause the books and records of the SPV and the Subsidiaries to be made available for inspection by the Commission staff as would be required by the Act if each of the SPV and the Subsidiaries was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

9.
The SPV will prepare consolidated annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a consolidated schedule of investments for the SPV. The financial statements of the SPV will be prepared in accordance with Regulation S-X and U.S. GAAP, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. The SPV will consolidate each of the Subsidiaries for financial reporting purposes. Any consolidated schedule of investments of the SPV will disclose each position that the SPV and the Subsidiaries hold. The SPV will deliver such annual and semi-annual financial statements and schedules of investments to the Funds in time to allow the Funds to incorporate such information, as applicable, into its reports on Form N-CSR and Form N-PORT. If a Fund is required to attach and cross-reference the financial statements of the SPV, solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) the SPV’s financial statements or schedule of investments constitute part of the Fund’s financial statements, and/or its report on Form N-CSR or Form N-PORT, and (ii) the SPV’s financial statements or schedule of investments are incorporated therein by reference, and (b) the certifications for each principal executive and principal financial officer required by Rule 30a-2(a) under the Act that accompany Form N-CSR or Form N-PORT filings with respect to such a Fund may make clear that the SPV’s financial statements or schedule of investments that accompany the Form N-CSR or Form N-PORT filings do not constitute part of the report to which the certificate relates.[14]

10.
Neither the SPV nor the Subsidiaries will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the SPV acquires an interest in a Subsidiary that relies on Section 3(c)(1) or 3(c)(7) of the Act, or to the extent that the SPV or either of the Subsidiaries: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting the SPV or the Subsidiary to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

14 As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of the SPV for any purpose other than complying with this condition 9.

11.
None of the SPV or the Subsidiaries will borrow money or incur any other form of indebtedness leverage or “senior security” (as defined in Section 18(g) of the Act) to finance its investments, except that the SPV and Whole Loan Trust may from time-to-time incur custodian advances for temporary purposes. Subject to the foregoing, a Fund will treat any leverage that the SPV or Whole Loan Trust incurs as though such leverage were incurred by the Fund for purposes of determining compliance with applicable restrictions under the Act relevant to the Fund’s use of leverage. Under no circumstances will a Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation incurred by the SPV or either of the Subsidiaries.

12.
The SPV and the Subsidiaries will comply with the following sections of the Act and applicable rules thereunder as if the SPV and each of the Subsidiaries were an open-end management investment company registered under the Act, except as noted: Section 9; Section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by the SPV in accordance with condition 3, (ii) the SPV may issue Units to the investing Funds subject to the limits in condition 3, (iii) the SPV may invest in the Subsidiaries beyond the limits of Sections 12(d)(1)(A) and (B), and (iv) the SPV or a Subsidiary may acquire securities as described in condition 10); Section 13 (provided that Section 13(a)(4) will apply as though it read only “change the nature of its business”; the interests issued by the SPV and the Subsidiaries will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition; and any offering memoranda utilized by the SPV and the Subsidiaries to offer and sell their interests will be regarded as registration statements for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h); Section 18 (although (a) the interests issued by the SPV and the Subsidiaries will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition, and (b) each Fund and Other Account investor in the SPV will have identical rights, duties, and obligations under the limited liability company agreement as each other Fund and Other Account investor); Section 21; Section 36; and Sections 37-53. In addition, the SPV and the Whole Loan Trust will comply with the Rules under Section 17(f) of the Act and the SPV and the Subsidiaries will comply with the Rules under Section 17(g) of the Act, as well as Rule 22c-1 under the Act as if each of the SPV, Whole Loan Trust and Blocker were an open-end management investment company registered under the Act.

IAI will cause the SPV and each of the Subsidiaries to, and the SPV and each of the Subsidiaries will, adopt policies and procedures designed to ensure that each of the SPV, Whole Loan Trust and Blocker complies with the aforementioned Sections of the Act and Rules under the Act. IAI will cause the SPV and each of the Subsidiaries to, and the SPV and each of the Subsidiaries will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purposes of implementing condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by IAI as managing member of the SPV and Blocker and as investment adviser of the Whole Loan Trust.

13.
To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the Act due to their investments in the SPV.

VI. REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting transactions among the parties as described in this Application. Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act, and will not involve overreaching on the part of any person concerned.

VII. COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 11 Greenway Plaza, Suite 1000, Houston, TX 77046 (and 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309 with respect to IAI). Please direct any questions and send copies of communications to this Application to:
Michael W. Mundt, Esq.
Mena Larmour, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8014, MLarmour@stradley.com

Copies to:
Melanie Ringold, Esq.
Sean Ryan, Esq.
Alissa Clare, Esq.

Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
melanie.ringold@invesco.com
sean.ryan@invesco.com
alissa.clare@invesco.com

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VIII. AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary for any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission, an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application have been authorized. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers of the Applicants have been complied with and each such officer is fully authorized to do so.

This Application has been duly executed this 20th day of March, 2026, by the undersigned.

[Signatures Appear on the Following Page]

AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST
INVESCO MANAGEMENT TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO BOND FUND
INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
INVESCO HIGH INCOME TRUST II
INVESCO MUNICIPAL OPPORTUNITY TRUST
INVESCO MUNICIPAL TRUST
INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO SENIOR INCOME TRUST
INVESCO SENIOR LOAN FUND
INVESCO TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By:	/s/ Melanie Ringold
Melanie Ringold
Chief Legal Officer and Senior Vice President

INVESCO ADVISERS, INC.

By:	/s/ Melanie Ringold
Melanie Ringold
Secretary and Senior Vice President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A: Authorizations

Exhibit B: Verifications

EXHIBIT A

Resolutions for Approval to File an Exemptive Application Permitting Certain Invesco Funds to Invest in a Special Purpose Vehicle to Obtain Exposure to Whole Loan Pools
WHEREAS, Invesco Advisers, Inc. (“Invesco”) has determined it is appropriate and desirable for the following trusts:
•	AIM Counselor Series Trust (Invesco Counselor Series Trust),
•	AIM Equity Funds (Invesco Equity Funds),
•	AIM Funds Group (Invesco Funds Group),
•	AIM Growth Series (Invesco Growth Series),
•	AIM International Mutual Funds (Invesco International Mutual Funds),
•	AIM Investment Funds (Invesco Investment Funds),
•	AIM Investment Securities Funds (Invesco Investment Securities Funds),
•	AIM Sector Funds (Invesco Sector Funds),
•	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds),
•	AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust),
•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds),
•	Short-Term Investments Trust,
•	Invesco Management Trust,
•	Invesco Value Municipal Income Trust,
•	Invesco Municipal Income Opportunities Trust,
•	Invesco Quality Municipal Income Trust,
•	Invesco Advantage Municipal Income Trust II,
•	Invesco Bond Fund,
•	Invesco California Value Municipal Income Trust,
•	Invesco Dynamic Credit Opportunity Fund,
•	Invesco High Income Trust II,
•	Invesco Municipal Opportunity Trust,
•	Invesco Municipal Trust,
•	Invesco Pennsylvania Value Municipal Income Trust,
•	Invesco Senior Income Trust,
•	Invesco Senior Loan Fund,
•	Invesco Trust for Investment Grade Municipals and
•	Invesco Trust for Investment Grade New York Municipals (each, a “Trust” and collectively, the “Trusts”)
to seek an order pursuant to Section 6(c) and Section 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an order of exemption from Section 17(a) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit existing and future series of the Trusts (each, a “Fund” and collectively, the “Funds”) and other advisory clients of Invesco to engage in certain joint investments in  whole loan pools held by a special purpose loan aggregation vehicle (the “Application”);
NOW THEREFORE BE IT RESOLVED, that the Board hereby approves, in the name and on behalf of the Trusts, the Application as discussed and summarized at this meeting, with such modifications, amendments, supplements and exhibits thereto, as any officer of the Trusts, with the advice of counsel, approves as necessary, desirable or appropriate, such approval to be conclusively evidenced by such changes;

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized and directed to prepare or cause to be prepared, execute and file the Application with the SEC, and to take such additional actions, including, but not limited to, amendment or withdrawal of the Application, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, their authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document;
FURTHER RESOLVED, that any and all actions previously taken in connection with the preparation, execution and filing with the SEC of the Application be, and they hereby are, ratified; and
FURTHER RESOLVED, that the officers of the Trusts be, and they hereby are, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

EXHIBIT B

VERIFICATIONS
The undersigned states that she has duly executed the attached application, dated as of March 20, 2026, for and on behalf of AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Funds (Invesco Investment Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Sector Funds (Invesco Sector Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Short-Term Investments Trust, Invesco Management Trust, Invesco Value Municipal Income Trust, Invesco Municipal Income Opportunities Trust, Invesco Quality Municipal Income Trust, Invesco Advantage Municipal Income Trust II, Invesco Bond Fund, Invesco California Value Municipal Income Trust, Invesco Dynamic Credit Opportunity Fund, Invesco High Income Trust II, Invesco Municipal Opportunity Trust, Invesco Municipal Trust, Invesco Pennsylvania Value Municipal Income Trust, Invesco Senior Income Trust, Invesco Senior Loan Fund, Invesco Trust for Investment Grade Municipals and Invesco Trust for Investment Grade New York Municipals, that she is the Chief Legal Officer and Senior Vice President thereof, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

/s/ Melanie Ringold
Name:	Melanie Ringold
Title:	Chief Legal Officer and Senior Vice President

The undersigned states that she has duly executed the attached application, dated as of March 20, 2026, for and on behalf of Invesco Advisers, Inc., that she is the Secretary and Senior Vice President thereof, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

/s/ Melanie Ringold
Name:	Melanie Ringold
Title:	Secretary and Senior Vice President